3580 Carmel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

August 5, 2020

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Healthcare & Insurance

Re: Inhibrx, Inc.
Registration Statement on Form S-1
Filed July 28, 2020
File No. 333-240135

Ladies and Gentlemen:

We are submitting this letter on behalf of Inhibrx, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 5, 2020 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare & Insurance, to Mark Lappe, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement.

For convenient reference, we have set forth below in italics the Staff’s comment as set forth in the Comment Letter and have keyed the Company’s response to the comment. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

We are providing by overnight delivery to your attention five courtesy copies of this letter.

Dilution, page 72

1.	Please tell us why you did not exclude your right-of-use assets, an intangible asset, from your calculation of net tangible book value.

Response: The Company’s right-of-use assets consist of operating leases. ASC 842 does not explicitly specify whether right-of-use assets associated with operating leases are tangible or intangible assets. ASC 350 defines intangible assets as “assets (not including financial assets) that lack physical substance.” The Company’s operating leases relate to the Company’s two leased office spaces (both of which are tangible assets and have physical substance). Accordingly, the Company did not exclude the right-of-use assets from the net tangible book value calculation.

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BOSTON	LONDON	LOS ANGELES	NEW YORK	SAN DIEGO	SAN FRANCISCO	WASHINGTON
MINTS, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

August 5, 2020

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me or Jeremy Glaser of this firm at (858) 314-1500 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Melanie Ruthrauff Levy
Melanie Ruthrauff Levy

cc:

Securities and Exchange Commission
Jeanne Bennett
Kate Tillan
Laura Crotty
Mary Beth Breslin

Inhibrx, Inc.
Mark Lappe
Leah Pollema
Kelly Deck

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan N. Gates
Jeremy Glaser

Cooley LLP
Charles S. Kim
Sean Clayton
Richard Segal